                                                                                                                                                                                                                  Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, as well as those discussed elsewhere in our other filings with the Securities and Exchange Commission.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.  Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

The following discussion and analysis should be read in conjunction with our unaudited financial results for the year ended December 31, 2009, appearing elsewhere in this Form 6-K, our audited financial statements for the year ended December 31, 2008 appearing in our Annual Report on Form 20-F for the year ended December 31, 2008 and Item 5--"Operating and Financial Review and Prospects" of such Annual Report.

Overview

Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. Substantially all of our revenues from 2004 through 2007 were derived from the sale of our metro products, the CM-100 product line, to KDDI. In 2008, we continued to derive our revenues mainly from sales of the CM-100 product line to KDDI and Media Broadcast, which we added as a customer in 2008. In 2009 we continued to derive our revenues mainly from sales of the CM-100 product line to KDDI, Media Broadcast and Korea’s Hanaro Telecom (now called SK Broadband), which we added as a customer in late 2008. SK Broadband selected our CM-100 as their main network infrastructure building block for their premium IPTV services.

In 2008, we introduced our new line of products, the CM-4000, which offers higher bandwidth support, greater Ethernet user interface capacity and a wider range of services than our CM-100 product line.  We expect to generate our revenues in 2010 primarily from the sale of our CM-4000 and, to a lesser extent, from sales of our CM-100 metro product lines We expect to depend on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues in 2010.

The end-user base for our products is comprised primarily of large telecommunications companies, and has historically been concentrated in each year among a very small number of companies. Sales to KDDI accounted for approximately 99.3% of our revenues in 2007, 45.5% of our revenues in 2008 and 44.0% of our revenues in 2009. In early 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of the CM-100 began in 2008. Sales to Media Broadcast GmbH accounted for approximately 44.1% of our revenues in 2008. Sales to Media Broadcast decreased significantly in 2009 and constituted approximately 13.6% of our revenues in 2009. Media Broadcast has not as yet deployed any of our CM-4000 products. SK Broadband in Korea, which began purchasing our CM-100 products in 2008, became our second largest customer in 2009, with sales to SK Broadband representing 22.9% of our revenues in 2009. We expect that we will continue to experience high customer concentration.

In 2009, our CM-4000 product was also selected by (i) MetroNet, a Mexican telecommunication service provider which is using the CM-4000 portfolio to upgrade its "Carrier of carriers" network and enable high-end connectivity solutions to most of the telecommunication operators in Mexico; (ii) a leading telecommunication service provider in India through an OEM channel that will deploy our products as part of a next generation triple play network based on “fiber to the point” technologies; and (iii) a leading Scandinavian telecommunication service provider which has chosen Orckit's CM-4000 MPLS product portfolio to enable services migration and expansion for residential, enterprise and mobile subscribers.

Our products undergo lengthy approval and procurement processes prior to their sale due to the quality specifications of our end-users and the regulated environment in which they operate. Accordingly, we make significant expenditures in product and market development prior to actually commencing sales of new products. In addition, frequently we are required to make significant expenditures to tailor our products to specific end-user needs during the initial commercialization phase. Our product sales to end-users are subject to fluctuation from quarter to quarter and year to year.

As a result of our continuing losses and the uncertain economic climate around the world, in November 2008, we significantly decreased our employee head count, primarily in the research and development area, which reduced our operating expenses in 2009. In late 2009 and early 2010, we increased our headcount in research and development primarily in order to meet a customer's requirements for a specific project. We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. We expect to continue to make significant expenditures for research and development. We also expect to increase our sales and marketing expenses.  As a result, we expect that our operating expenses will be higher in 2010 than in 2009.

Substantially all of our operating expenses in 2008 and 2009 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support related to our CM-100 and CM-4000 product lines and related technologies.

We generated operating losses in each of the five years prior to 2005. We began to generate revenues from sales of our metro products in the second half of 2004. In 2005 and 2006, we recognized revenues solely from sales of our metro products and were able to generate operating and net income in these years, although the amount of operating and net income was significantly lower in 2006 than in 2005.  Our sales declined in the second half of 2006. The decline in revenues accelerated in 2007 due to a significant decrease in sales to our only significant customer at that time. As a result, we generated operating and net losses in 2007.  Our revenues increased in 2008 due to an increase in our customer base, mainly our sales to Media Broadcast. However, we still generated operating and net losses in 2008.  Our revenues decreased in 2009 as a result of a reduction in deployment of our products by our major customers, KDDI and Media Broadcast, and we again generated operating and net losses. We expect to continue reporting operating and net losses in 2010.

A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

o
Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

o
Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G and its successors are allowing high bandwidth to mobile devices; and

o
Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top, file sharing, etc), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive experiences.

Our metro products address high-bandwidth packet services. We expect that “residential triple play” (the mix of voice, video, and data over wireline and wireless networks) services will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecom carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

The current economic and credit crisis is having a significant negative impact on business around the world.  The impact of this crisis on the technology industry and our major customers has been quite severe.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balance, also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis.

Critical accounting policies are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Our most critical accounting estimates, discussed below, pertain to revenue recognition, provision for servicing products under warranty, inventories, fair value of financial instruments and stock-based compensation. In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates.  We evaluate our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in  the risk factors disclosed in our filings with the SEC. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management's more subjective judgments.

Revenue recognition

Revenues from sales of products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

According to applicable accounting guidance, software revenue recognition criteria also apply to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. We apply such accounting guidance in our financial statements. Accordingly, revenues from sales of software products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable, collectability is reasonably assured and vendor-specific objective evidence, or VSOE, of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

In 2004 through 2009, we granted post-contract hardware and software support services, or PCS, with respect to our sales to KDDI. In 2004 through 2007, VSOE of the fair value of the PCS relating to these sales could not be determined. VSOE is evaluated on a case by case basis for each product and each group of customers with similar characteristics. Accordingly, revenues derived from KDDI for substantially all sales in 2004 through 2007 were recognized ratably over the fourteen-month term of the PCS. In 2008, we established VSOE of the fair value of PCS, based on several instances in which the PCS was sold separately. Therefore, commencing in 2008, revenues from the sale of products are recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS. As a result, product sales revenues from prior years in the amount of $2.8 million that were deferred due to lack of VSOE, were recognized upon establishment of VSOE in 2008.

The deferred revenues and costs at the time when there was no VSOE were recognized in our statements of operations over the term of the PCS. Applicable costs that were deferred consisted of (a) cost of components used in manufacture and assembly, (b) subcontractors fees for component procurement, manufacture, assembly, testing, shipment and final testing, (c) expenses related directly to operational activities: salaries of manufacturing planning, support, procurement personnel, premises lease and related expenses of those departments, travel expenses of those employees, related expenses of subcontractors and depreciation of equipment used in the testing process, (d) expenses addressing Post Contract Services of “level 3” and maintenance services including provisions for salary and travel expenses, (e) warranty provisions for hardware repair, and (f) Office of the Chief Scientist royalties on products sold.

We did not expense these costs upon product delivery since these expenses are costs of the products and, therefore, until the revenues from the sale of the corresponding products are recognized, these costs should not be expensed. We offset these cost of goods sold against the corresponding deferred revenues rather than presenting these deferred costs as an asset. We use this presentation because the products have been delivered to the customer, title has passed to the customer and we deferred the gross margin to be recognized in future periods. As discussed above, the remaining portion of deferred revenues as of December 31, 2007 resulting from product sales revenues that were deferred in previous periods due to lack of VSOE were recognized in 2008 upon establishment of VSOE.

One of our sales agreements granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. In 2008, for revenue recognition purposes, the discount was allocated between current sales and future sales. The applicable portion of the discount ascribed to the current sales was deferred and was recognized in 2009 when we were able to determine that the customer will not exercise the right it received, or when the right expired.

A final agreement with one of our new customers was not concluded in 2008. Shipments to this customer started in 2008. As a result, in accordance with applicable accounting guidance, we did not recognize revenues from this customer in 2008. Instead, we recorded deferred income of $947,000 as of December 31, 2008, which represented $1.3 million of deferred revenues less $374,000 of deferred cost of goods associated with these revenues (mainly inventory that was shipped to this customer). In 2009, an agreement was signed with the customer and accordingly the applicable deferred revenues were recognized.

In late 2009, we shipped products to our new customers in India and Scandinavia with an aggregate purchase price of $4.3 million. As of December 31, 2009, we had not fulfilled all the required commitments to these customers. As a result, we did not recognize revenues from these customers in 2009.

Under GAAP, we may be required to change our revenue recognition practice if there are changes in the commercial terms of sales to our customers relating to the scope of product and service deliveries and payment terms. Our practice could also change because of changed commercial terms with our resellers and distributors. Depending on the amount of our deferred income, this type of change could have a material effect upon our results of operations.

Provision for servicing products under warranty

Sales of our metro products to customers are subject to varying warranty periods not exceeding five years. For example, KDDI is granted a warranty period of 14 months (which includes the basic warranty and PCS). We provide an estimate for warranty expense at the time revenues from the related sales are recognized. The annual provision for warranty is calculated as a percentage of the sales, based on historical experience, or where historical experience is not available, based on management estimates for expenses which may be required, to cover the amounts necessary to settle product-related matters existing as of the balance sheet date and which may arise during the warranty period.

The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future and exceed our estimates. In the event of any future problems with our products, we may need to increase the amount of our reserves.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.  We wrote off obsolete inventory in an aggregate amount of $960,000 in 2007 and $365,000 in 2009. There was no inventory write off in 2008. Once inventory is written-down, a new cost-basis is established. In 2008, we sold inventories that were the subject of write-downs in previous years in the amount of $750,000.

Fair value of financial instruments

We determined that the conversion feature of our convertible subordinated notes is an embedded derivative. According to accounting guidance, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for accounting purposes. Since the conversion price of our convertible subordinated notes is denominated in New Israeli Shekels ("NIS"), while our functional currency is the U.S. dollar, this embedded derivative would not have been classified in stockholders’ equity if it were a freestanding derivative. Thus, the conversion feature is a derivative for accounting purposes. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract, the convertible subordinated notes, the conversion option must be separated and measured as a derivative.

We measured the fair value of the conversion feature on the issuance date at approximately $5 million. The valuation methodology used the following key parameters: standard deviation, time to expiration, the risk free rate of return and the value of the underlying asset.  A change in one of the parameters is likely to alter the valuation of the conversion feature.  Since we received net proceeds of approximately $25 million, the remaining $20 million was allocated to the notes, thereby creating a discount and increasing the effective interest rate. The discount is amortized over the period from the issuance date to the expected maturity date. The conversion feature is evaluated at each reporting period, and the difference in fair value is recorded as financial income or expense.

At December 31, 2009, mainly due to the decline in our share price, the fair value of the conversion feature has decreased by approximately $4.9 million since the issuance date.

Stock-based compensation expense

We account for stock-based compensation costs in accordance with accounting guidance for share-based payments. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires subjective assumptions, including dividend yields, expected volatility of our share price, expected life of the option and risk-free interest rates. Further, as required, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation. The significant reduction in personnel effected by us in November 2008 caused us to increase our estimates related to forfeitures of options granted that are not expected to vest which resulted in a decrease in our stock-based compensation expense. We expensed $2.7 million in 2007, $3.5 million in 2008 and $1.7 million in 2009 for stock-based compensation. As of December 31, 2009, there was approximately $2.2 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us (including options whose vesting is subject to our meeting specified performance goals, which we assume will be achieved). That expense is expected to be recognized by us over a weighted-average period of 2.2 years.

Recently Issued and Adopted Accounting Pronouncements

1) FASB codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the “Codification”). The Codification will become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. As the Codification was not intended to change or alter existing U.S. GAAP, it did not have an impact on our consolidated financial statements.

2) Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB issued new accounting guidance for recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance for debt securities. Pursuant to this guidance, an other-than-temporary impairment is now triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, we record an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, we separate the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).  Prior to the effective date of this guidance, the entire other-than-temporary impairment charge was recognized in earnings for all debt securities. We adopted this guidance in the second quarter of 2009. The adoption of this guidance did not have a material impact on our financial condition and results of operations.

3) Fair Value Measurements

The FASB issued authoritative guidance for fair value measurements in September 2006. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value in financial statements. In February 2008, the FASB issued authoritative guidance, which allows for the delay of the effective date of the authoritative guidance for fair value measurements for one year for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Accordingly, the effective date of the authoritative guidance for fair value measurements regarding these nonfinancial assets and liabilities was deferred to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Through December 31, 2008, we adopted the provisions of the guidance for financial assets and liabilities, but elected a partial deferral under the provisions related to nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis (including goodwill, other intangible, long-lived assets and asset retirement obligations). The adoption of fair value measurement related to these nonfinancial assets and liabilities, effective January 1, 2009, did not have a material impact on our consolidated financial statements.

4) Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for the date. The adoption by us of this guidance did not have an impact on our consolidated financial statements.

Recently Issued Accounting Guidance

1) Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued updated accounting guidance for multiple deliverable revenue arrangements, which  provides guidance with respect to determining whether multiple deliverables in a revenue arrangement exist, how the arrangement should be separated, and the consideration allocated. Accordingly, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact of this updated guidance on our consolidated financial position, results of operations and cash flows, as well as examining the adoption date of that guidance.

2) Software revenue arrangements

In October 2009, the FASB issued an update to accounting guidance for software revenue recognition. This update amends the scope of the software revenue guidance to exclude, inter alia, nonsoftware components of tangible products and software components of tangible products when the software components and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact of ASU 2009-14 on our consolidated financial position, results of operations and cash flows, as well as examining the adoption date of that guidance.

Results of Operations

The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the years indicated:

	2008	2009 (unaudited)
Revenues	100%	100%
Cost of revenues	55.7	64.8
Gross profit	44.3	35.2
Research and development expenses, net	132.4	106.9
Selling, general and administrative expenses	111.1	123.2
Operating loss	(199.2)	(194.9)
Financial income, net	12.1	13.7
Net loss	(187.1)	(181.2)

Revenues.  Substantially all of our revenues of $17.3 million in 2008 and the substantial majority of our revenues of $12.7 million in 2009 were generated from sales of our CM-100 product line. The substantial majority of our revenues in 2008 were generated from sales to KDDI and Media Broadcast. The substantial majority of our revenues in 2009 were generated from sales to KDDI, SKB and Media Broadcast. Our revenues decreased in 2009 as a result of a decrease in the orders from KDDI and Media Broadcast despite the addition of revenues generated in 2009 from SKB.

Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to PCS and maintenance services and the payment of royalties to the Office of the Chief Scientist, or OCS. Gross profit was $4.5 million, or 35.2% of revenues in 2009, compared to $7.7 million, or 44.3% of revenues, in 2008.  The decrease in our gross profit percentage in 2009 was primarily attributable to a decrease in our warranty provisions in 2008 because a large amount of our older sales was no longer subject to a warranty period or was entitled to a lower warranty coverage. It was also attributable to relatively higher costs of materials and assembly and to an inventory write-off.

Operating Expenses

	Year ended December 31, ($ in millions)		% Change
	2008	2009	2009 vs. 2008
Research and development, net	22.9	13.6	(40.5)%
Selling, general and administrative	19.1	15.7	(18.2)%
Total operating expenses	42.0	29.3	(27.8)%

Research and Development Expenses, net.  Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $2.1 million in 2008 and $1.7 million in 2009. Research grants in 2009 were lower than in 2008 because certain items in the plan approved by the OCS were not performed by us or were performed with changes in comparison to the approved plan. Accordingly, for these items grant income was not assured and was not recognized by us. Our net research and development expenses were lower in 2009 compared to 2008 mainly due to the decrease in salaries and related expenses which resulted from the decrease in the number of our personnel effected in late 2008. We also consumed less materials and retained fewer sub-contractors for research in 2009. We anticipate that we will incur a higher level of research and development expenditures in 2010 compared to 2009 in connection with our efforts relating to the CM-4000 product line, mainly as a result of an increase in the number of research and development personnel we hired in late 2009 and early 2010 primarily in order to meet a customer's requirements for a specific project.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were lower in 2009 than in 2008 mainly due to a decrease in salaries and related expenses that resulted from the decrease in headcount we put into effect in late 2008. We expect that marketing and sales expenses will be higher in 2010 compared to 2009 as we increase our marketing activities and sales efforts, including opening new offices, in an attempt to expand the distribution of our metro products.

Financial Income, net.  Our financial income consists primarily of interest on short term and long-term investments and on bank deposits. In 2008, financial expense consisted primarily of interest payments with respect to our convertible notes and amortization of the issuance costs of our convertible subordinated notes, as well as impairment of marketable securities and losses from the sale of available-for-sale marketable securities. In 2009, in addition to expenses resulting from the valuation of the conversion terms of our convertible subordinated notes, we had expenses resulting from interest payments with respect to our convertible notes and amortization of the issuance costs of our convertible subordinated notes.

Financial income, net was $2.1 million in 2008 and $1.7 million in 2009. The fluctuations in our financial income were primarily driven by the amount of financial income derived from our investment in marketable securities and by financial income resulting from the valuation of the conversion terms of our convertible subordinated notes. We had financial income of approximately $2.3 million in 2008 and financial expenses of $883,000 resulting from the valuation of the conversion terms of our convertible subordinated notes. In 2009, we also had financial income of approximately $3.0 million from a gain in connection with the early redemption of a portion of our convertible subordinated notes.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

As of December 31, 2009, the majority of our assets in non-dollar currencies were in NIS, in Yen and in Euro. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euro based.  A devaluation of the Yen, NIS or Euro would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible subordinated notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

In 2008 and 2009, the majority of our sales were denominated in Yen and Euro. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars.  Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar.  The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. In 2008 and 2009, the value of the U.S. dollar declined against the Yen resulting in higher revenues and gross margins. In 2008 and 2009, the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase.

We are not presently engaged in hedging transactions.  We may, however, enter into foreign currency derivatives, mainly forward exchange contracts; in order to protect our cash flows in respect of existing assets.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2005 through 2009, the devaluation rate of the Yen against the U.S. dollar:

Years Ended December 31,	Israeli Inflation Rate	NIS Devaluation Rate	Israel Inflation Adjusted for Devaluation	Yen Devaluation Rate

2005.............................................................	2.4	6.8	(4.4)	14.3
2006.............................................................	(0.1)	(8.2)	8.1	1.2
2007.............................................................	3.4	(9.0)	12.4	(5.8)
2008.............................................................	3.8	(1.1)	4.9	(19.1)
2009	3.9	(0.7)	4.6	(2.1)

Liquidity and Capital Resources

We have historically financed our operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds.

We had working capital (total current assets net of total current liabilities) of $41.7 million as of December 31, 2008 and $22.9 million as of December 31, 2009. The decrease in our working capital in 2009 occurred mainly as a result of a decrease in our cash, cash equivalents and short-term marketable securities balances resulting from the use of these funds in our operations and a decrease in other current assets resulting from a decrease in advances to suppliers resulting primarily from advances forwarded to a manufacturer during 2008 and used in 2009, partly offset by an increase in bank deposits and decreases in accrued expenses and other payables resulting primarily from a decrease in employee payables and in deferred income.

We had cash, cash equivalents, long and short term marketable securities and bank deposits of $46.2 million as of December 31, 2009, compared to $66.8 million as of December 31, 2008. The decrease in our cash, cash equivalents, long- and short-term marketable securities and bank deposits resulted primarily from the use of the funds for operating activities. In 2008 and 2009, a portion of our marketable securities portfolio was classified as available for sale and, accordingly, was presented at fair market value. In the fourth quarter of 2008, we recognized as revenues the deferred revenues balance of $2.8 million from previous years. As a result, these revenues caused no increase in cash, cash equivalents and marketable securities. We expect that the balance of our cash, cash equivalents and marketable securities resulting from operations, will continue to decline in 2010.

The majority of our cash, cash equivalents and marketable securities was invested in securities denominated in U.S. dollars and NIS. In March 2007, we issued convertible subordinated notes in the aggregate principal amount of approximately $25.8 million, and, in the first quarter of 2009, we repurchased a portion of these notes for an aggregate amount of $3.0 million.

Cash Used in Operating Activities

In 2009, we used $20.0 million of cash in operating activities primarily as a result of our net loss of $23.1 million, a non-cash gain of $3.0 million from early repurchase of convertible subordinated notes, a decrease of $1.4 million in deferred income, an increase of $931,000 in inventories  and unrealized interest, premium amortization and currency differences on marketable securities of $849,000, offset in part by non-cash charges of $1.7 million for stock based compensation, a decrease of $5.5 million in trade receivables and other current assets and an adjustment of $1.3 million in the value of convertible notes. Deferred income decreased primarily because revenues related to deliveries to a customer made through the end of 2008 were not recognized at that time because the customer did not have a signed agreement. These revenues were recognized in 2009 which decreased the deferred income balance. In addition, in 2008, we granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount related to these sales was deferred and recognized in 2009, when the right expired. Our inventory increased primarily due to an increase in finished products that were delivered in late 2009 but remained in inventory because the related revenues were not yet recognized. Our trade receivables and other current assets decreased mainly due to customer accounts that were open at the end of 2008 and were paid during 2009, and due to advances to a supplier at the end of 2008 that were used during 2009.

In 2008, we used $33.4 million of cash in operating activities primarily as a result of our net loss of $32.3 million, an increase of $5.5 million in our trade receivables and other current assets and unrealized interest, premium amortization and currency differences on marketable securities of $2.1 million, offset in part by non-cash charges of $3.5 million for stock based compensation, an increase of $1.7 million in deferred income and adjustments of $2.5 million in the value of convertible notes. Our trade receivables and other current assets increased primarily as a result of open debt of customers in the amount of $3.8 million that was not due at the end of 2008, compared to $49,000 of such open debt at the end of 2007 and from outstanding advances in the amount of $2.2 million at the end of 2008 to suppliers related to production of our products. We did not have any advances outstanding at the end of 2007.

Cash Provided by Investing Activities

Our principal investing activities included proceeds from marketable securities of $30.2 million in 2009 and $36.4 million in 2008, offset, in part, by purchases of marketable securities of $11.4 million in 2009 and $13.8 million in 2008.

Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $984,000 in 2008 and $465,000 in 2009. Our capital expenditures in 2008 and 2009 were primarily for the procurement of telecommunications equipment and related software tools.

Cash Provided by/Used in Financing Activities

In 2009, $3.0 million of cash was used by us to repurchase convertible subordinated notes. In 2008, $160,000 of cash was provided as a result of the exercise of stock options.

Convertible Subordinated Notes

In March 2007, we issued convertible subordinated notes denominated in NIS in the aggregate principal amount of approximately $25.8 million (based on the exchange rate at the time of the issuance), resulting in net proceeds to us of approximately $25.0 million.  The notes bear interest at the rate of 6% and are linked to the Israeli CPI.  The notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. During 2009, we used $3.0 million to repurchase approximately $6.3 million in principal amount of our convertible notes (based on exchange rates at the time of the transactions). The repurchase resulted in financial income of approximately $3.0 million.

As of December 31, 2009 the indexed principal amount of the notes was approximately $24.0 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at December 31, 2009).

The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 per share (approximately $13.91, based on the exchange rate at December 31, 2009) if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 per share (approximately $16.69, based on the exchange rate at December 31, 2009) if the conversion occurs thereafter, in each case subject to adjustment for customary events.  We have a right to force conversion of the notes if the market price of our ordinary shares exceeds $30 per share, subject to certain dilution adjustments, in any 20 trading days within a period of 30 consecutive trading days at the conversion price then in effect.  The notes were registered for trading on the Tel Aviv Stock Exchange.

Working Capital

We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for 2010. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We focus our research and development efforts on developing new products that address the need for solutions capable of supporting very high bandwidth services in telecommunications networks in metropolitan areas. We obtain extensive product development input from potential users and through participation in industry organizations and standards-setting bodies.

Our research and development staff consisted of 163 employees as of December 31, 2007, 114 employees as of December 31, 2008 and 112 employees as of December 31, 2009, most of whom are located in Israel and hold engineering or other advanced technical degrees. The number of research and development employees decreased in 2008 as part of our program to reduce expenses. Our gross research and development expenses were approximately $22.6 million in 2007, $24.9 million in 2008 and $15.3 million in 2009. These expenses were offset by grants from the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $2.5 million in 2007, $2.1 million in 2008 and $1.7 million in 2009. A decrease in the number of our research and development personnel was made in late 2008 and did not have a material effect on our research and development expenses in 2008. As a result of that reduction, research and developments expenses in 2009 were significantly less than in 2008. We expect that research and development expenses in 2010 will be greater than in 2009 ..

In 2007 and 2008, the majority of our research and development work was focused on the CM-4000 product line. Our research and development expenditures in 2008 consisted primarily of salaries and related costs, materials and subcontracting costs associated with developing new products and features. These efforts continued in 2009 and comprised the substantial majority of our research and development plan for the year.

We expect that we will continue to commit substantial resources to research and development in the future. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. The addition of the CM-4140 to our product line is an example of our continued effort for innovation providing us with the ability to address new markets and applications even in challenging economic times. If our applications for OCS grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses could increase.

TREND INFORMATION

The introduction by telecommunication carriers of new data and video services to residential users and enterprises requires significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecom products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “triple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecom carriers. Services offered may also include Ethernet service for business customers. In addition, we believe more operators are looking at ways to smoothly migrate their SDH network to a packet based transport infrastructure. Features included in our products enable this smooth migration. In addition, we expect growth in the provision of advanced data and content over cellular services that provide data and video transmissions to advanced 3G and 3.5G handheld devices.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2009 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	21,996		21,9961
Operating Lease Obligations	1,149	1,1492
Purchase Obligations	2,435	2,435
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	16,897	12,8013			4,0964
Total	42,477	16,385	21,996		4,096

1	The amount is presented in the 1-3 years column since March 2012 is the earliest possible repayment date for these convertible notes.

2	Our major premises leases allow for early termination upon advance notice. This amount reflects lease payments for a full year.

3	These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

4
This amount reflects our accrued severance pay liability and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $3.3 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

In addition, as of December 31, 2009, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $12.5 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants.